SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100
Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Series A Common Stock: 5,096,761 (1), (2), (3), (4) Series B Common Stock: 3,702,151 (2)

	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0

	9	Sole Dispositive Power Series A Common Stock: 5,096,761 (1), (2), (3), (4) Series B Common Stock: 3,702,151 (2)

	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 5,096,761 (1), (2), (3), (4) Series B Common Stock: 3,702,151 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.3% (5) Series B Common Stock: 11.4% (5)

14	Type of Reporting Person (See Instructions) IN

(1) Includes 11,684 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”).

(2) Includes (i) 328,920 shares of Series A Common Stock and (ii) 3,026,224 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, September 28, 2020.

(3) Includes 1,749,497 shares of Series A Common Stock pledged to Morgan Stanley Private Bank, National Association in connection with a loan facility.

(4) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 8,798,912 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.2% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(5) For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 387,477,851 and the total number of shares of Series B Common Stock outstanding was 29,376,619, in each case, as of July 31, 2020, as reported by Qurate Retail, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the Securities and Exchange Commission on August 10, 2020, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, September 28, 2020. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 5.9% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019 and Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 3 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 20, 2020, an authorized committee of the Board of Directors of the Issuer declared a special dividend (the “Dividend”) on each outstanding share of the Issuer’s Common Stock consisting of (i) a special cash dividend in the amount of $1.50 per share of Common Stock (the “Cash Portion”) and (ii) a special dividend of 0.03 shares of newly-created 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), having an initial liquidation price of $100 per share of Series A Preferred Stock, with cash to be paid in lieu of fractional shares. The Dividend was distributed at 5:00 p.m., New York City time, on September 14, 2020 to holders of record at 5:00 p.m., New York City time, on August 31, 2020.  Generally, the holders of the Series A Preferred Stock do not have any voting rights or powers, except as specified in the Certificate of Designations with respect to the Series A Preferred Stock or as required by Delaware law.

In connection with the Dividend, the Issuer made certain adjustments to all outstanding stock options with respect to the Common Stock, including Mr. Maffei’s stock options, in accordance with the anti-dilution provisions of the incentive plans under which such awards were granted so as to preserve the pre-Dividend intrinsic value of such outstanding stock options.  As a result of such anti-dilution adjustments, all optionholders, including Mr. Maffei, received an adjustment to (i) the exercise price and (ii) the number of shares relating to such options.

As a result of the anti-dilution adjustments made to outstanding stock options with respect to the Common Stock in connection with the Dividend, Mr. Maffei acquired beneficial ownership of an additional (i) 128,518 shares of Series A Common Stock and (ii) 1,181,784 shares of Series B Common Stock that are subject to options that are exercisable as of, or will be exercisable within 60 days of, September 28, 2020.

In addition, pursuant to the terms of the Liberty Media 401(k) Savings Plan (the “401(k) Plan”), the Cash Portion of the Dividend received by shares held in the 401(k) Plan for the benefit of the Reporting Person was reinvested in shares of Series A Common Stock such that the Reporting Person acquired beneficial ownership of an additional 2,383 shares of Series A Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 5,096,761 shares of Series A Common Stock (including  (A) 11,684 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei and (B) 328,920 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, September 28, 2020), which shares represent approximately 1.3 % of the outstanding shares of Series A Common Stock, and (ii) 3,702,151 shares of Series B Common Stock (including 3,026,224 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, September 28, 2020), which shares represent approximately 11.4 % of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 387,477,851 shares of Series A Common Stock and 29,376,619 shares of Series B Common Stock, in each case, outstanding as of July 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020, filed with the SEC on August 10, 2020, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, September 28, 2020. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 5.9% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)           As a result of the anti-dilution adjustments made to the Issuer’s outstanding stock options in connection with the Dividend, Mr. Maffei acquired beneficial ownership of an additional (i) 128,518 shares of Series A Common Stock and (ii) 1,181,784 shares of Series B Common Stock that are subject to options that are exercisable as of, or will be exercisable within 60 days of, September 28, 2020.  As a result of the reinvestment of the Cash Portion of the Dividend by the 401(k) Plan, Mr. Maffei acquired beneficial ownership of an additional 2,383 shares of Series A Common Stock.  Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2020

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GM Amendment No. 3 to Qurate Retail, Inc. 13D]